[Letterhead]

NEWPORT DIGITAL TECHNOLOGIES

620 Newport Center Drive, Suite 570

Newport, CA 92660

Phone: 949-219-0530

Fax: 949-219-0828

www.newportdigitaltech.com

June 16, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Yoland Guobadia

Re: Newport Digital Technologies, Inc.-Staff comments on Form 10K for Fiscal Year ended June 30, 2009, etc.

Dear Ms. Guobadia,

This is in response to Staff’s letter to the Company of June 10, 2010.

The Company is working diligently on amendments to both its Form 10K and its Form 10Q, and expects to file these amendments plus a detailed letter responsive on a point by point to your letter, on or before June 23, 2010.

Per your request, this letter has been edgarized.

Thank you for your assistance in this matter.

Very Truly Yours,

/s/ Richard Damion

Chairman